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CHICAGO SUN-TIMES

RAILROAD BATTLE GETS ON TRACK
November 13, 2000
BY TAMMY WILLIAMSON BUSINESS REPORTER

Former Wisconsin Central Chief Executive Edward Burkhardt recalls an airplane flight when he sat next to the owner of several coin Laundromats. The man gushed about his "wonderful" business, his strategy of placing his Laundromats near college campuses, and even what brand of dryer was the best.

"I got off the plane and said this guy was going to be a millionaire, the coin-laundry king of the U.S., with that kind of drive," Burkhardt says, chuckling. "You better be enthusiastic, put in the time, put in the enthusiasm, bust your butt. If all you're doing is working for money, you won't be successful at it."

Perhaps Burkhardt was impressed by the Laundromat connoisseur because he recognized someone similar to himself: It's the love of railroads and the company he built and once ran that led him to launch a bid to take his old company back.

On Saturday, Burkhardt, a 7 percent shareholder in the Rosemont-based company, mailed ballots to shareholders proposing his previously reported plan to replace the board of directors with a new slate of directors including him.

Also mailed out were letters, filed with the U.S. Securities and Exchange Commission today, to employees who are shareholders, offering some reassurances. In the letters, Burkhardt tells Wisconsin Central employees that if they vote for his proposal, their vote won't be made public to the current management of the company. Also, he told employees that if he did put a for-sale sign on Wisconsin Central's U.S. operations, he would "strongly" recommend that the buyer keep the local headquarters intact. Burkhardt, 62, resigned from Wisconsin Central in July 1999, at odds with the board of directors over how to improve the financial performance of the company's overseas rail investments in New Zealand, Australia and in particular the United Kingdom, all of which have struggled.

Now his battle to regain his company is personal and financial.
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Burkhardt was awakened by a phone call in the middle of the night while on a trip to London, telling him the board requested an emergency meeting, and when he began calling around to find out what was going on, no one was talking. At the board meeting, he resigned, but not happily.

"The best thing that could have happened to me following my departure from the company was this new management to have been a huge success, to have brought the company to new heights of performance and profit," Burkhardt said. "Yes, I would have had some bruises from what happened, but I would have had lots of other reasons to think that this was fine. I could have gone on." But the company hasn't prospered, and Burkhardt wants another chance.

He found an ally in Wisconsin Central's largest shareholder, Memphis, Tenn.- based Southeastern Asset Management Inc., which on Oct. 30 filed a letter of intent with the SEC to vote in favor of Burkhardt's plan. Southeastern, with more than 7 million shares and a 14 percent stake in the company, said it "believes that shareholder value is more likely to be enhanced" by Burkhardt. Southeastern declined further comment.

Burkhardt and current President and Chief Executive Thomas Power Jr. founded the company 13 years ago and in the 1990s began investing in overseas rail operations to grow the company into a carrier with 2,900 miles of railroad track, making it the biggest U.S. regional railroad company.

Yet, company quarterly earning growth has slowed or been unchanged for all but one quarter since the first three months of 1998. In 1998, the company's stock price lost 26.5 percent of its value, and in 1999, before Burkhardt's departure, it fell 2 percent. After Burkhardt left, the stock shed another 25 percent in the remainder of the year.

The stock closed Friday at $14.31, up 6.5 percent so far this year.

Wisconsin Central managers urged shareholders to vote against Burkhardt's plan because they have their own plan in place.

And yet, the strategies Burkhardt and Power advance for the company are similar. In interviews, the two men discussed strategy but could not always contain personal animosity.
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"You have two sides," said Chip Paquelet, portfolio manager with Strong Capital
Management, which owns 1.2 million shares. "Both realize that the stock is deeply undervalued. To a large extent, they're offering similar plans to realize value for shareholders."

Paquelet declined to say how he would vote on Burkhardt's proposal. "It's nice that both sides are advocating plans to get you there" toward better financial and stock performance. "Maybe the timing will differ, the structure will differ, but I think there are many more similarities than differences."

Burkhardt says Wisconsin Central management has only made recent gestures about fixing the company after he "prodded" them by proposing taking over the company's management.

But Wisconsin Central hasn't sat on its hands since the stock began languishing back in 1997, Power contends. The company in March began repurchasing outstanding shares, a move that usually will boost a company's stock price. Earlier this month, Wisconsin Central said it hired Goldman Sachs to look at options for the company, including selling all or pieces of it. And late Thursday, Wisconsin Central and Pacific Rail Ltd. said they were considering selling their combined 38 percent stake in Tranz Rail Holdings Ltd., the New Zealand railroad.

Power said, "The stock market and our investors have been sending the message since 1997": Do something to improve stock value. He estimates the company lost $1.6 billion in market value between 1997 and mid-1999, when Burkhardt left. Buying back shares and looking at the company's future is "really part of a road we've been on since September of last year."

Burkhardt, too, would look at selling all or parts of the company if he gets control. He said he has had talks with other shareholders he did not identify who support sale of pieces "that are worth more sold" than "holding" them, even Wisconsin Central's domestic railroad business, its most profitable business.

"If the domestic operation is worth more as a part of Canadian National or CSX or Norfolk Southern than it is as a stand-alone, then sell it," Burkhardt said, referring to companies that might be interested in buying Wisconsin Central's U.S. operations.
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Any sales would be done "in a relatively short period of time, not years from now," he said. Burkhardt, should he win his proxy fight, would be chief executive "for a while" but eventually would remove himself from day-to-day management. He also will keep running his company, Rail World Inc., which is now assisting in privatizing the railroad system in Estonia.

So why should shareholders side with one or the other?

"Since I left, the company has gone straight downhill," Burkhardt said. "Clearly there's a personal side to this whole thing. This is a company of which I was a principal founder and developed into a huge success."

But the current board of directors and management have valuable and continuous experience running Wisconsin Central, Power said. "We have a board of directors which is highly experienced. That's an important thing . . . [and there is] an experienced management team behind them," he said. It would be "foolhardy" to choose "a new board with no public company experience," he said. Shareholders will have 60 days to decide.